Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 17, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11053
Municipal Income ETF Portfolio, Series 10
(the “Trust”)
CIK No. 1985924 File No. 333-274530

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       With respect to the first paragraph of “Portfolio Selection Process” section, please revise these sentences based on the actual composition of the ETFs that are selected for the Portfolio. The Staff notes this disclosure is not clear whether the ETFs primarily invest in investment grade securities or high-yield securities. If there are no selection criteria as to credit quality, please consider revising the disclosure to state the Sponsor did not require specific credit quality policies as to the ETFs selected.

Response:       The Trust confirms that the research department does not require specific credit quality policies as to the ETFs selected. As such, the first paragraph of the “Portfolio Selection Process” has been replaced in its entirely with the following disclosure:

“The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000) and the current dividend yield of the ETF (prioritizing ETFs with the highest dividend yields). All other factors being equal, the Sponsor will select the ETF with lower expense ratios, while attempting to limit the overlap of the securities held by the ETF. The Sponsor did not require specific credit quality, duration or maturity policies when selecting the underlying ETFs for the portfolio. The Trust’s portfolio may include both actively managed ETFs and ETFs that track an index.”

Additionally, the Trust has added the section entitled “Additional Portfolio Contents” as follows:

“Additional Portfolio Contents.

In addition to the investments described above, the Funds held by the Trust invest in: investment grade securities.”

The Trust also anticipates that high-yield securities will not rise to a level of a principal investment, and therefore, the “High-Yield Securities” risk will be moved to the “Non-Principal Risks” section.

Risk Factors

2.       If the Trust will have material exposure to municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response: If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

3.       If investment in distressed municipal bonds is a principal investment for the Trust, please add appropriate disclosure.

Response: If, based on the Trust’s final portfolio, the Trust has material exposure to distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon